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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52458

04003254

FACING PAGE

...ired of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PRECURSOR GROUP BROKER-DEALER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 CONNECTICUT AVENUE, N.W. SUITE 1250
(No. and Street)

WASHINGTON	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA F. BUCKLEY 202.828.7814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOMES, LOWRY, HORN & JOHNSON, LTD
(Name – *if individual, state last, first, middle name*)

309 MAPLE AVENUE WEST	VIENNA	VA	22180-4363
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 27 2004
586

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Barbara F. Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Precursor Group Broker-Dealer LLC of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

District of Columbia : SS
Subscribed and Sworn to before me, in my presence,
this 20th day of February, 2004
Monica Gibson-Moore, Notary Public, D.C.
My commission expires January 14, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PRECURSOR GROUP BROKER-DEALER, LLC

FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation ◦ Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
The Precursor Group Broker-Dealer, LLC
Washington, DC

We have audited the accompanying balance sheet of The Precursor Group Broker-Dealer, LLC, as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Precursor Group Broker-Dealer, LLC, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Homes, Lowry, Horn + Johnson, Ltd.

January 28, 2004

309 Maple Avenue West • Vienna, Virginia 22180-4363 ◦ Phone (703) 281-4880 ◦ FAX (703) 281-4522

Richard J. Leonard • Walter C. Burger • Roger W. Overton
Mark C. Vogel • Rebecca S. Tiblin • Robert J. Neuland

INPACT INTERNATIONAL AFFILIATE

BALANCE SHEET
December 31, 2003

ASSETS	
Cash	$ 305,608
Receivable from clearing organizations	303,810
Prepaid expenses	29,488
Total current assets	$ 638,906
COMPUTER EQUIPMENT	$ 26,325
Less accumulated depreciation	(7,932)
	$ 18,393
DEPOSITS	$ 1,075
Total assets	$ 658,374
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE	$ 136,858
MEMBER'S EQUITY	$ 521,516
Total liabilities and member's equity	$ 658,374

See Notes to Financial Statements.

STATEMENT OF INCOME
For the Year Ended December 31, 2003

Revenues:	
Commissions	$5,917,520
Interest	391
	$5,917,911
Expenses:	
Trading execution and clearing fees	$ 864,758
Commissions expense	891,838
Marketing and sales expenses	590,977
Research costs	1,800,000
Salaries and bonus	1,314,335
Other	294,263
	$5,756,171
Net income	$ 161,740

See Notes to Financial Statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2003

Balance, December 31, 2002	$ 359,776
Net income	161,740
Balance, December 31, 2003	$ 521,516

See Notes to Financial Statements.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 161,740
Depreciation	4,049
Net increase in receivables	(54,055)
Net increase in prepaid expenses	(1,372)
Net decrease in payables and accrued liabilities	(56,666)
Net increase in deposits	(1,075)
Net cash provided by operating activities	$ 52,621
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	$ (15,899)
Net increase in cash	$ 36,722
Cash at beginning of year	268,886
Cash at end of year	$ 305,608

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization:

The Precursor Group Broker-Dealer, LLC, was formed on March 17, 2000, as a limited liability company under the Delaware Limited Liability Company Act. The company is a wholly-owned subsidiary of The Precursor Group, Inc. (Parent).

The company is a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The company purchases research from an affiliated company, The Precursor Group Advisors, LLC, and provides this research to its customers in return for trade orders that are placed through a clearing broker. The company receives commissions for customer trades under clearance service agreements. Commission revenues are recorded on a settlement date basis.

Cash and cash equivalents:

For purposes of the statement of cash flows, the company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Income taxes:

The company is a single member limited liability company which is a disregarded entity for federal tax purposes. The parent company is responsible for reporting the income or loss from the company's income and expenses. Therefore, these statements do not include any provision for income taxes.

Accounts receivable:

Receivables for commissions on customer trades are recorded as of the customer settlement date. All receivables are generally collected within 30 days. The company has no allowance for uncollectible accounts based on its collections history.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates. Significant estimates include depreciation expense.

Computer equipment:

Computer equipment is carried at cost. Depreciation is computed using accelerated depreciation methods over five years. The company's policy is to expense to operations equipment with a cost of less than $1,000.

Note 2. Concentration of Credit Risk

Financial instruments which potentially subject the company to concentrations of credit risk consist of commissions receivable and cash. The company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the company monitors the credit worthiness of its clearing brokers.

The company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The company has not experienced any losses in such accounts. Management believes the company is not exposed to any significant risk related to cash.

Note 3. Related Party Transactions

The Broker-Dealer has an agreement to purchase research and services from an affiliated company, The Precursor Group Advisors, LLC, which is also wholly owned by the parent. These purchases totaled $1,800,000 in 2003.

At times, the parent and its subsidiaries have paid operating expenses on behalf of one another. These expenses are generally repaid within 30 days. There were no balances due to or from the parent or its subsidiaries as of December 31, 2003.

Note 4. Subordinated Liabilities

The company had no subordinated liabilities at any time during the year ended December 31, 2003.

Note 5. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Rule 15c3-1(a)(vi)(the Net Capital Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The company's net capital was $472,560 as of December 31, 2003, which was $463,436 in excess of its required net capital. The company's net capital ratio was .29 to 1 as of December 31, 2003.

Note 6. Supplementary Schedules

Certain supplementary schedules are required to be filed with the financial statements under Rule 15c3-3 of the Securities and Exchange Commission and under the Commodity Exchange Act. These schedules are not applicable to the company and are not included in the supplementary schedules. These schedules are as follows:

- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act.

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
The Precursor Group Broker-Dealer, LLC
Washington, DC

We have audited the accompanying financial statements of The Precursor Group Broker-Dealer, LLC, for the year ended December 31, 2003, and have issued our report thereon dated January 28, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on Page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Homes, Lowry, Horn + Johnson, Ltd.

January 28, 2004

309 Maple Avenue West • Vienna, Virginia 22180-4363 • Phone (703) 281-4880 • FAX (703) 281-4522

Richard J. Leonard • Walter C. Burger • Roger W. Overton
Mark C. Vogel • Rebecca S. Tiblin • Robert J. Neuland

INPACT INTERNATIONAL AFFILIATE

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the *Securities and Exchange Commission*
December 31, 2003

Assets	$ 658,374
Less liabilities	136,858
Total member equity	$ 521,516
Less non-allowables:	
Prepaid expenses	$ 29,488
Computer equipment, net	18,393
Deposits	1,075
	$ 48,956
Haircuts	$ -
Net capital	$ 472,560
Minimum net capital requirement	9,124
Excess net capital	$ 463,436
Ratio: Aggregate indebtedness to net capital	.29 to 1

Reconciliation with company's computation included in Part IIA of Form X-17a-5 as of December 31, 2003.

Total member's equity, as reported in company's Part IIA (unaudited) FOCUS report	$ 508,375
Computer equipment adjustment recorded after FOCUS report filed	13,141
Total member's equity per above	$ 521,516

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
The Precursor Group Broker-Dealer, LLC
Washington, DC

In planning and performing our audit of the financial statements and supplemental schedule of the Precursor Group Broker-Dealer, LLC, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-(5)(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

309 Maple Avenue West • Vienna, Virginia 22180-4363 • Phone (703) 281-4880 • FAX (703) 281-4522

Richard J. Leonard • Walter C. Burger • Roger W. Overton
Mark C. Vogel • Rebecca S. Tiblin • Robert J. Neuland

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation • Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Homes, Lowry, Horn + Johnson, Ltd.

January 28, 2004

309 Maple Avenue West • Vienna, Virginia 22180-4363 • Phone (703) 281-4880 • FAX (703) 281-4522

Richard J. Leonard • Walter C. Burger • Roger W. Overton
Mark C. Vogel • Rebecca S. Tiblin • Robert J. Neuland